

November 8, 2021

Michael J. Fiddelke
Executive Vice President and Chief Financial Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

>   **Re: Target Corporation**
>   **Form 10-K for Fiscal Year Ended January 30, 2021**
>   **Response dated October 18, 2021**
>   **File No. 001-06049**

Dear Mr. Fiddelke:

We have reviewed your October 18, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2021 letter.

Form 10-K for Fiscal Year Ended January 30, 2021

Risk Factors, page 5

1.   We note your response to comment 2. Please explain, in detail, how you determined that transition risks related to climate change are not expected to materially affect your business, financial condition, and results of operations. In your response, tell us about the specific transition risks you considered, including those noted in our prior comment.

2.   We note your response to comment 3. Please explain, in detail, how you determined that you do not have any material litigation risks related to climate change. In your response, please tell us how you considered providing disclosure addressing the possibility of litigation related to climate change and its potential impact.

Management's Discussion and Analysis, page 17

3. We note your response to comment 4. Please explain, in detail, how you determined that your investments in climate-related projects have not and are not expected to materially affect your business, financial condition, or results of operations. In your response, include information about your specific investments and quantify the associated costs.

4. We note your response to comment 5. Please explain, in detail, how you determined that the indirect consequences of climate-related regulation or business trends have not and are not expected to materially affect your business, financial condition, or results of operations. In your response, tell us how you expect climate change to affect demand for products and services or your ability to provide products and services. Also, address any anticipated reputational risks resulting from operations or products that produce greenhouse gas emissions.

5. We note your response to comment 6. Your response appears to be conclusory without addressing the individual items from our prior comment. Please explain, in detail, how you determined that significant physical effects of climate change on your operations and results have not and are not expected to materially affect your business, financial condition, or results of operations. In your response, specifically address each of the items from our prior comment.

6. We note your response to comment 7. Please explain, in detail, how you determined that compliance costs related to climate change have not and are not expected to materially affect your business, capital expenditures, competitive position, financial condition, or results of operations. In your response, please describe the nature of the compliance costs you incurred and quantify the related amounts.

7. We note your response to comment 8. Provide us with support for your statement that purchases of carbon credits or offsets have not and are not expected to materially affect your business and quantify the amounts relating to these transactions.

Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Dave Donlin